Exhibit 12.1

IDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Pre-tax earnings	$206,717	$231,874	$168,827	$192,227	$232,876	$198,658
Fixed charges	25,613	20,737	21,204	22,997	27,173	19,590

Total earnings	$232,330	$252,611	$190,031	$215,224	$260,049	$218,248
Fixed charges:
Interest expense	$20,937	$16,150	$17,178	$18,852	$23,353	$16,353
Interest portion of rental charges	4,676	4,587	4,026	4,145	3,820	3,237

Total fixed charges	$25,613	$20,737	$21,204	$22,997	$27,173	$19,590
Ratio of Earnings to Fixed Charges	9.1x	12.2x	9.0x	9.4x	9.6x	11.1x

For the purpose of computing the above ratios, “earnings” consists of income before income taxes, plus fixed charges. “Fixed charges” consists of interest expense (which includes interest on indebtedness and amortization of debt issue costs) and a portion of rentals deemed to be interest.